Exhibit 99.1

Safe-T Identified as a Single Vendor and Receives an Order from a Government Ministry in Israel

HERZLIYA, Israel, April 2, 2019 — Safe-T® (NASDAQ, TASE: SFET), a provider of software-defined access solutions for the hybrid cloud, today announced it has been identified as a Single Vendor (as such term is defined in the Israeli Mandatory Tenders Regulations), and also received an order for its Secure Defined Exchange (SDE) and Secure Defined Access (SDA) solutions from a new strategic customer, a government ministry in Israel.

The government ministry was seeking a safe, easy and user-friendly system that will allow the secure use of its applications by internal and external users and the sharing of sensitive information with business partners, financial organizations, external users and more. The government ministry required the ability to securely share sensitive information manually, and in the future automatically, through its data systems.

The government ministry identified Safe-T as a Single Vendor of the offered solution, which is based on Safe-T’s reverse access technology that provides secure publishing of applications and data exchange. The Single Vendor classification is valid for a three-year term, with the solution to be provided in three separate annual orders.

This new customer further strengthens Safe-T’s position in the government sector and demonstrates the advantages its unique solutions offer such organizations that require advanced security.

About Safe-T Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a provider of software-defined access and zero trust access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data. Safe-T solves the data access challenge by masking data at the perimeter, keeping information assets safe and limiting access only to authorized and intended entities in hybrid cloud environments. Safe-T enhances operational productivity, efficiency, security, and compliance by protecting organizations from data exfiltration, leakage, malware, ransomware, and fraud. With Safe-T’s patented, multi-layer software-defined access, financial services, healthcare, utility companies and governments can secure their data, services, and networks from internal and external data threats.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses the benefit of its products and fulfilling customer’s orders. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 26, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

INVESTOR RELATIONS:

Miri Segal-Scharia, CEO

MS-IR LLC
917-607-8654
msegal@ms-ir.com